SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)

RDO EQUIPMENT CO.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

749413-10-0

(CUSIP Number)

Ronald D. Offutt
RDO Equipment Co.
2829 University Drive South
Fargo, ND 58103
Tel.: (701) 239-8730

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Thomas R. Marek, Esq.
Oppenheimer, Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402-1609
Tel.: (612) 607-7000

March 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749413 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ronald D. Offutt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,125,884 (includes 7,450,492 shares of Class B Common Stock which are convertible into 7,450,492 shares of Class A Common Stock)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,125,884 (includes 7,450,492 shares of Class B Common Stock which are convertible into 7,450,492 shares of Class A Common Stock)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,125,884 (includes 7,450,492 shares of Class B Common Stock which are convertible into 7,450,492 shares of Class A Common Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 63.5%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), this Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements Ronald D. Offutt’s Schedule 13D dated December 8, 2000, as amended by Amendment No. 1 to Schedule 13D dated November 15, 2002 and Amendment No. 2 to Schedule 13D dated December 16, 2002 (as so amended, the “Statement”) with respect to the Class A Common Stock, $.01 par value (the “Class A Common Stock”) of RDO Equipment Co. (“RDOE”).  Except as set forth below, there are no changes to the information in the Statement.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended to add the following:

On March 6, 2003, Mr. Offutt delivered a letter to the Special Committee of the Board of Directors of RDOE (consisting of non-management directors of RDOE and formed to review and evaluate the offer from Mr. Offutt) updating his offer letter of December 16, 2002 to reflect his intention to acquire for cash at a proposed purchase price of $6.01 per share all of the outstanding shares of the Class A Common Stock of RDOE that Mr. Offutt does not currently own or control (the “Updated Proposal Letter”).  A copy of the Updated Proposal Letter is attached to this Amendment as Exhibit 7.8 and is incorporated herein by this reference.

On March 7, 2003, RDOE issued a press release in which it confirmed receipt of the Updated Proposal Letter.  In addition, RDOE announced that the Special Committee has received an opinion, with customary assumptions and qualifications, from its financial advisor, Houlihan Lokey Howard & Zukin, that Mr. Offutt’s proposal to acquire the outstanding shares of Class A Common Stock of RDOE that he does not own or control for cash consideration of $6.01 per share is fair, from a financial point of view, to the RDOE stockholders holding those other shares.  RDOE also announced that based upon this opinion and the Special Committee’s deliberations to date, if Mr. Offutt formally commences a tender offer as proposed, the Special Committee intends to recommend that the RDOE stockholders tender their shares, assuming no material changes have occurred prior to the formal commencement of Mr. Offutt’s tender offer that would alter the views of the Special Committee or its financial advisors.  A copy of this press release is attached to this Amendment as Exhibit 7.9 and is incorporated herein by this reference.

Mr. Offutt plans to cause RDO Tender Co., an acquisition entity Mr. Offutt intends to form, to commence within four to six weeks a formal tender offer by filing tender offer materials with the Securities and Exchange Commission and mailing such materials to the RDOE stockholders.

The tender offer would be conditioned upon there having been validly tendered and not withdrawn prior to the expiration date of the tender offer at least that number of shares of Class A Common Stock (1) that would, when aggregated with the shares owned by Mr. Offutt and certain of his family members and assuming conversion of Mr. Offutt’s shares of Class B Common Stock into shares of Class A Common Stock, represent at least 90% of all shares of Class A Common Stock then outstanding and (2) that represent at least a majority of the total number of shares of Class A Common Stock outstanding on the date shares are accepted for payment that are not owned by Mr. Offutt, certain of his family members, RDO Tender and the executive officers of RDO Equipment.  Although Mr. Offutt would retain the right to waive the “90% condition,” he would not have the right to waive the latter “majority of the minority condition.”  The offer would also be subject to other conditions customary to similar tender offers.  The offer would not, however, be conditioned upon the availability of financing.

If the conditions to the offer were satisfied and the offer completed, as soon as practicable thereafter RDO Tender Co. would effect a “short-form” merger of RDO Tender Co. with and into RDOE.  In this merger, the remaining RDOE stockholders would receive in cash the same $6.01 purchase price paid in the tender offer, except for those stockholders who elected to exercise their appraisal rights.

Until he formally commences a tender offer to the RDOE stockholders, Mr. Offutt reserves the right, in his sole and absolute discretion, not to proceed with the offer for any reason.

In the event the tender offer and short-form merger are consummated, it would be expected that shortly thereafter, the registration of RDOE’s Class A Common Stock under the Securities Exchange Act of 1934, as amended, would be terminated and would cease to be listed on the New York Stock Exchange (“NYSE”).  In addition, it is anticipated that if a transaction were consummated, the composition of the Board of Directors of RDOE would change.  However, Mr. Offutt is not certain at this time who would serve as members of the Board of Directors of RDOE after any such transaction.

Except as otherwise provided in this Item 4 and other than as to matters that Mr. Offutt, as Chairman of the Board and Chief Executive Officer of RDOE, may consider and discuss with other RDOE officers and board members from time to time, Mr. Offutt does not have any present plans or proposals which relate to or would result in:

• the acquisition by any person of additional securities of RDOE or the disposition of securities of RDOE;
• an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RDOE or any of its subsidiaries;
• a sale or transfer of a material amount of assets of RDOE or any of its subsidiaries;
• any change in the present Board of Directors or management of RDOE, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;
• any material change in the present capitalization or dividend policy of RDOE;
• any other material change in RDOE’s business or corporate structure;
• changes in RDOE’s certificate of incorporation, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of RDOE by any person;
• causing a class of securities of RDOE to be delisted from a national securities exchange or to cease to be authorized to be quoted in the NYSE market;
• a class of equity securities of RDOE becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or
• any action similar to any of those listed above.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended in the following manner:

(a)           As of March 7, 2003, Mr. Offutt beneficially owned 675,392 (12.6% of the Class A Common Stock, including 160,000 shares issuable upon exercise of stock options) and 7,450,492 shares (100% of the Class B Common Stock) for an aggregate of 8,125,884 shares (63.5% of the Class A Common Stock and Class B Common Stock on an as converted basis based upon 12,630,300 shares outstanding on November 30, 2002, as reported in RDOE’s most recent Form 10-Q filed on December

16, 2002). These shares exclude 12,903 shares of Class A Common Stock owned by Mr. Offutt’s spouse as to which shares he disclaims any beneficial ownership.
(b) Mr. Offutt has sole voting and dispositive power with respect to the 675,392 shares of Class A Common Stock and 7,450,492 shares of Class B Common Stock owned of record by Mr. Offutt.
(c) None.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is hereby amended to add the following:

As described under “Item 4. Purpose of Transaction,” on March 6, 2003, Mr. Offutt delivered a letter to the Special Committee of the Board of Directors of RDOE updating his offer letter of December 16, 2002 to reflect his intention to acquire for cash at a proposed purchase price of $6.01 per share all of the outstanding shares of the Class A Common Stock of RDOE that Mr. Offutt does not currently own or control.  A copy of the Updated Proposal Letter is attached to this Amendment as Exhibit 7.8 and is incorporated herein by this reference.  See “Item 4. Purpose of Transaction” for more detail.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Statement is hereby amended to add the following:
	Exhibit 7.8	Proposal letter dated March 6, 2003 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co.
	Exhibit 7.9	Press Release by RDO Equipment Co. dated March 7, 2003

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2003
Date
/s/ Ronald D. Offutt
Signature
Ronald D. Offutt
Name/Title

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
7.1	Stock Option Agreement, dated February 1, 1994, between Ronald D. Offutt and Allan F. Knoll, as amended	Incorporated by reference to Exhibit 7.1 contained in Mr. Offutt’s Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427)

7.2	Stock Option Agreement, dated February 1, 1994, between Ronald D. Offutt and Paul T. Horn, as amended	Incorporated by reference to Exhibit 7.2 contained in Mr. Offutt’s Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427)

7.3	Addendum to Stock Option Agreement, dated November 1, 2002, between Ronald D. Offutt and Paul T. Horn	Incorporated by reference to Exhibit 7.3 contained in Mr. Offutt’s Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 19, 2002 (File No. 005-50427).

7.4	Stock Option Agreement dated November 19, 1998 between RDO Equipment Co. and Ronald D. Offutt	Incorporated by reference to Exhibit 7.4 contained in Mr. Offutt’s Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427).

7.5	Stock Option Agreement dated June 4, 2002 between RDO Equipment Co. and Ronald D. Offutt	Incorporated by reference to Exhibit 7.5 contained in Mr. Offutt’s Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427).

7.6	Press Release by RDO Equipment Co. dated December 16, 2002	Incorporated by reference to

Exhibit 7.6 contained in Mr. Offutt’s Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427).

7.7	Proposal letter dated December 16, 2002 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co.	Incorporated by reference to Exhibit 7.7 contained in Mr. Offutt’s Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427).

7.8	Proposal letter dated March 6, 2003 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co.	Filed herewith electronically.

7.9	Press Release by RDO Equipment Co. dated March 7, 2003	Filed herewith electronically.